South Tower | 3877 Fairfax Ridge Road | Fairfax, Virginia 22030
703.460.2500 | 703.460.2599 Fax
www.webMethods.com
October 14, 2005
VIA EDGAR AND FAX
Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	webMethods, Inc. Form 10-K for the Fiscal Year Ended March 31, 2005 Form 8-K filed August 1, 2005 File No. 1-15681
Dear Mr. Skinner:
We have reviewed the Staff’s comments set forth in its letter dated September 22, 2005 with respect to the above-referenced filings. Enclosed herewith are the Staff’s comments followed by responses by webMethods, Inc. (the “Company”).
Form 10-K for the Fiscal Year Ended March 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

COMMENT 1:	You disclose on page 33 that maintenance revenue increased in fiscal year 2005 primarily due to the increase in customers licensing your software. However, we note that license revenue decreased in fiscal year 2005. Please explain to us how you experienced an increase in software licensing when revenue related to such licensing decreased. If the changes are due to changes in price and or volume, then you should consider addressing the reasons for such changes. See Item 303(a)(3)(iii) of Regulation S-K.
RESPONSE:
The Company has carefully reviewed the requirements of Item 303(a)(3)(iii) of Regulation S-K and believes that its disclosure of its license revenue accurately reflects the Company’s revenue over this period. The Company licenses its software to its customers primarily on a perpetual basis. As a result its annual license revenue is not directly related to the cumulative number of customers who have licensed its software. Because the Company’s license fees are generally one-time payments for a perpetual license to use its software, the cumulative number of customers who have licensed the Company’s software at the end of a given fiscal year may increase while its license revenue for that same fiscal year may remain the same or even decrease

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

from prior years. In fiscal year 2005, even though the Company added approximately 145 new customers who paid license fees and sold additional software to a number of existing customers, many of the Company’s pre-existing customers were not required to pay additional license fees, yet still were entitled to use the Company’s software under their licenses.
Separately from paying license fees, the Company’s customers also contract with the Company for maintenance and support of the software they have licensed from the Company, which provides for when-and-if-available software upgrades and technical support over a specified period for a specified maintenance and support fee. Even where customers are no longer required to pay license fees, customers generally continue to subscribe for maintenance and support with respect to licensed copies of the Company’s software. As a result, maintenance revenue (unlike license revenue) increases as the cumulative number of customers licensing the Company’s products increases. Historically, only a small number of the Company’s customers choose not to renew maintenance and support for their licensed copies of the Company’s software. Because of this, the Company experienced an increase in maintenance revenue in fiscal year 2005 due primarily to the increase in the cumulative number of customers licensing its software and the cumulative effect of renewals of maintenance and support. In addition, the Company disclosed in its Form 10-K that “more customers have moved to our 24x7 support plans”, which involve somewhat higher prices than standard support plans, further increasing the Company’s maintenance revenue.

COMMENT 2:	We note that license revenues consistently and significantly declined over the three reported periods but it appears that you do not address this trend in your results of operations section. Please tell us how you have considered Item 303(a)(3) of Regulation S-K and SEC Release No. 33-6835 Section III.B in disclosing the trend of declining license revenues and all other material trends known to you that may affect your liquidity and results of your future operations.
RESPONSE:
The Company has carefully reviewed the requirements of Item 303(a)(3) of Regulation S-K and the guidance provided in Release No. 33-6835 Section III.B with respect to declines in license revenue in the three most recent fiscal years in connection with its disclosures in its Form 10-K with respect to license revenue fluctuations. The Company believes its disclosures accurately identify the factors causing those fluctuations. License revenue decreased in each of the fiscal years 2003, 2004 and 2005 due primarily to the unexpected economic downturn and uncertainty in spending on information technology, particularly with respect to enterprise software, and the Company disclosed the effect of that economic downturn and the related uncertainty in spending in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 33 in its Form 10-K.
The Company does not believe there is a currently known trend or identifiable change in demand for the Company’s software that is reasonably expected to result in a material decrease in the Company’s license revenue or operating results in the current fiscal year or in future fiscal years,

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

except as described in the Company’s Form 10-K. In that regard, the Company supplementally advises the Staff that its license revenue in the trailing twelve month period ended June 30, 2005 rose 5% compared to license revenue in the trailing twelve month period ended June 30, 2004.
The Company also considered whether there are any trends, demands, commitments, events or uncertainties known to its management that are reasonably likely to have a material effect on its liquidity, financial condition or results of future operations, and the Company does not believe there are any such trends, demands, commitments, events or uncertainties that are not already identified in its Form 10-K.

COMMENT 3:	It appears that you do not quantify each of the multiple factors that contributed to material year-to-year changes for each of your operating line items. For example, your general and administrative expenses increased by $7.2 million in fiscal year 2005 but it does not appear that you quantify the increase for each of the material cost components (e.g. internal investigation of the Japanese subsidiary and Sarbanes Oxley compliance) that contributed to such increases. Please tell us how you considered the requirements of SEC Release No. 33-6835 Section III.D in quantifying the material year-to-year changes affecting your operating line items.
RESPONSE:
The Company believes that its disclosure adequately identifies the material cost components that contributed to material year-to-year changes in operating line items in descending order of magnitude. In some instances, quantification of those factors was given elsewhere in the Company’s discussion of operating expenses, such as the cost of the Company’s internal investigation of its Japanese subsidiary and related costs of more than $2.5 million, which was supplied in the discussion of operating expenses in fiscal year 2005 on page 35 of its Form 10-K, and not repeated in the discussion of general and administrative expenses on page 36 of its Form 10-K. The Company believes that this approach is consistent with SEC Release No. 33-6835 Section III.D.
However, as requested, in future filings the Company will present this information in a more direct fashion and quantify principal factors contributing to material year-to-year changes in operating line items, when possible, in order to offer a more complete understanding of material changes in operating line items. The following is a sample disclosure of our general and administrative expenses that the Company proposes for its future filings:
General and administrative expense as a percentage of total revenue was ___%, 12.5% and 9% for the fiscal years 2006, 2005 and 2004, respectively. In fiscal year 2006, general and administrative expenses decreased ___ million from fiscal year 2005 to $___ million in fiscal year 2006 due primarily to the elimination of $2.5 million in costs incurred in 2005 related to our internal investigation of our Japanese subsidiary and related costs and as a result of a cost reduction of $___ related to ___ in fiscal year 2006. In fiscal year 2005, general and administrative expense increased $7.2 million from fiscal year 2004 to $25 million.

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

Item 8. Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Revenue Recognition, page F-10

COMMENT 4:	You disclose on pages 7 and 17 that a significant portion of your sales are secured through several intermediaries including distributors and resellers. If material, please identify any contingencies such as price protection, rights of return, conditions of acceptance, warranties, etc., explain the material terms of such provisions in your arrangements and describe how these contingencies affect revenue recognition related to sales to or through such intermediaries.
RESPONSE:
The Company’s agreements with its distributors and resellers generally do not provide for rights of return or other contingencies concerning price protection, conditions of acceptance or breach of warranty. Based on its past experience and the terms of its agreements with resellers and distributors, the Company believes that such contingencies are immaterial to its revenue and results of operations. To the extent that any license agreement with a distributor or reseller contains any of these conditions, in accordance with the Company’s revenue recognition policy, the Company defers recognition of the revenue associated with such license until these conditions are resolved. The Company believes that its disclosure in “Revenue Recognition” on page F-10 of its Form 10-K that “the Company has not experienced significant returns or offered exchanges of its products” is accurate and applicable to revenue derived from arrangements with resellers and distributors.
Guarantees and indemnification, page F-12

COMMENT 5:	You disclose that you have historically received only a limited number of requests for indemnification and you have not been required to make material payments. Accordingly you have not recorded a liability related to such indemnification provisions. However, you made a payment of $2.25 million to settle potential infringement claims on behalf of five of your customers. In light of this payment please explain the basis for your disclosure indicating that indemnifications have not been material. Also, tell us how you concluded that you are not required to reserve for estimated future infringement settlements.

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

RESPONSE:
The Company’s payment of $2.25 million to a private company in an intellectual property dispute in March 2004 was not pursuant to any Company indemnity. Although the private company made claims against five parties who had licensed the Company’s software, the Company was not a party to those infringement claims and, in a separate, contemporaneous litigation matter, the private company conceded that the Company’s products did not infringe the private company’s patent. Further, it became apparent that the defendants had licensed from third parties other than the Company or otherwise implemented software that the private company could argue infringed its patent.
For business reasons, including, among others, the potential expense of the Company’s involvement in various court proceedings, possible impacts on the Company’s existing customer relationships, the potential impact of the infringement allegations on the Company’s prospective business and potential impacts of various outcomes of the infringement allegations on the Company’s business, the Company entered into an agreement with the private company whereby the Company paid the private company $2.25 million for a license to the patent on behalf of itself and its customers despite the Company’s belief that its software did not infringe the patent and that its customers held valid defenses to the private company’s infringement claims.
Therefore, the Company believes that its statement in its Form 10-K is accurate that it “has not been required to make material payments pursuant to these [indemnification] provisions.” To date, the Company has not received valid demands for indemnification under the indemnification provisions in its license agreements with customers and is not currently involved in any litigation in which it is alleged that its software products infringe third party intellectual property rights that may justify reserving for estimated future infringement settlements.
Note 8. Income taxes, page F-15

COMMENT 6:	We note that you disclose deferred tax assets net of deferred tax liabilities. Please tell us how you considered the disclosure requirements of paragraph 43 of SFAS 109 in segregating total deferred tax assets from total deferred tax liabilities.
RESPONSE:
In Note 8 on page F-15 of its Form 10-K, the Company disclosed all material components of deferred tax assets and deferred tax liabilities. Because the valuation allowance reduced the total deferred tax assets and liabilities to zero in both fiscal years 2004 and 2005, the Company did not provide subtotals of total deferred tax assets and total deferred tax liabilities.
In future filings, the Company will segregate deferred tax assets and deferred tax liabilities and provide subtotals of total deferred tax assets and total deferred tax liabilities. The Company proposes the following sample disclosure as an example for its next filing of Form 10-K:

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

	March 31,
	2006	2005
	(In thousands)
Deferred tax assets
Net operating loss carryforwards	$	$
Accrued expenses
Deferred revenue
Accounts receivable
Impairment loss in equity investments
Property and equipment
Stock option compensation
Acquired intangibles
Research and development credit
Other
Total deferred tax assets

Deferred tax liabilities
Property and equipment
Acquired intangibles
Other
Total deferred tax liabilities

Valuation allowance

Net deferred tax assets	$—		$—

Note 11. Stockholder’s equity, page F-17

COMMENT 7:	We note that you entered into a reseller agreement with i2 Technologies (i2) where you issued 710,000 warrants, as amended, to i2 and in return you will receive approximately $8.8 million, as amended, in OEM fees. Please provide us with a comprehensive analysis of your accounting for this transaction in accordance with EITF 01-09. In your analysis, justify the classification of the amortization of the deferred warrant charge as sales and marketing expense.
RESPONSE:
The Company’s analysis of the accounting for this transaction was undertaken pursuant to EITF Issue 00-25 (Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products), which was effective at the time we executed the reseller agreement and warrant agreement between the Company and i2 Technologies, Inc. (“i2”), and applies in our view equally under EITF Issue 01-09 (Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)).
In connection with the Integrated Reseller and OEM Agreement (the “OEM Agreement”), the Company issued a warrant to i2 pursuant to which i2 had the right to purchase up to 750,000

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

shares of the Company’s stock at an exercise price of $40.88 per share. Since the warrant was fully vested, immediately exercisable and non-forfeitable at the time of issuance, the warrants were deemed to be fixed and not performance-based. Therefore, the Company determined the fair value of the warrant in accordance with EITF 96-18 (Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services) at $23.6 million using the Black-Scholes valuation model. The Company determined that the $10 million in cash to be received from i2 in connection with the OEM Agreement should be offset against the $23.6 million warrant value, such offset to occur upon receipt of the cash over the four year term of the OEM Agreement. The Company recharacterized the resulting net $13.6 million as an expense because this transaction met the criteria under paragraph 16 of EITF Issue 00-25 and paragraph 18 of EITF Issue 01-09. The OEM Agreement did not provide i2 with the right to be an exclusive provider of the Company’s products nor did it require i2 to order a minimum amount of the Company’s products in the future. The Company recorded this cost as a selling and marketing expense ratably over the four year term of the OEM Agreement as the Company records similar commissions and payments to OEM vendors and resellers to this financial statement line item.
In April 2001, the Company executed an amended warrant that reduced the purchasable number of shares of the Company’s stock to 710,000 and reduced the exercise price per share to $28.70. The Company re-measured the value of the amended warrant using the Black-Scholes valuation model, but the fair value of the amended warrant did not exceed the current fair value of the original warrant.
In March 2003, the OEM Agreement was modified to reduce the amount of OEM fees owed to the Company from $10,000,000 payable over four years to $8,750,000 payable over five years and the number of resources committed by the Company to i2 was reduced and a fee previously due to i2 on certain maintenance agreements was eliminated. Due to those changes, the amortization of the remaining unamortized deferred warrant charge was changed from four years to five years to coincide with the new payment schedule, resulting in a decrease of annual amortization in fiscal years 2004 and 2005.
Form 8-K filed August 1, 2005

COMMENT 8:	Your disclosures in the press release should not make reference to “pro forma” operating profit, “pro forma” net income, “pro forma” net income per share or “pro forma” results. The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a meaning, as defined by generally accepted accounting principles and SEC rules, that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)(ii)(E).

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

RESPONSE:
As requested, in future filings the Company will refer to all non-GAAP measures as indicated in the Staff’s comment.

COMMENT 9:	We note that the non-GAAP measure you have presented excludes recurring cost items but includes revenue generated directly from these cost items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Ensure that you adequately disclose why each recurring item excluded is not relevant in assessing performance.
RESPONSE:
The Company has carefully considered Question 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and believes that it is appropriately excluding certain recurring and non-recurring items as a means of obtaining non-GAAP measures that provide a more useful assessment of the Company’s performance to its investors.
For the three months ended June 30, 2005, the Company excluded the following items to arrive at various non-GAAP measures: (i) amortization of deferred warrant charges, (ii) amortization of intangible asset charges and (iii) various expenses that are provided as restructuring charges.
(i) Amortization of Deferred Warrant Charges. The amortization of the deferred warrant charge relates to a single, unusual event—a warrant granted by the Company in March 2001 in connection with the OEM Agreement entered into by the Company at that time. As set forth in more detail in the response to Comment 7, the fair value of the warrant exceeded the amounts to be received by the Company under the OEM Agreement, and the difference is amortized over the life of the OEM Agreement and recorded as a sales and marketing expense. The amortization of this charge will end in 2006. There is no direct correlation between the non-cash amortization of the deferred warrant charge and the financial results achieved under the OEM Agreement. Accordingly, the Company’s management excludes the non-cash amortization charge in assessing the performance of the Company’s business.

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

(ii) Amortization of Intangible Asset Charges. The Company’s management also excludes charges for amortization of acquired intangible assets - approximately $599,000 per quarter - in managing the Company’s business and assessing the performance of the Company’s business. These non-cash amortization charges relate to three acquisitions completed in fiscal year 2004, which resulted in amortization fixed charges of approximately $1.2 million in fiscal year 2004 and $2.4 million in fiscal year 2005 and which are estimated to result in amortization charges of approximately $2.4 million in fiscal years 2006 through 2008 and $1.2 million in fiscal year 2009. Because these charges are non-cash and relate to prior-year acquisitions rather than current-period operations, the Company’s management excludes them in assessing the performance of the Company’s business.
(iii) Restructuring Charges. The Company’s management also excludes charges relating to restructurings undertaken to align the Company’s cost structure with changing market conditions. In the three months ended June 30, 2005, the Company recorded restructuring costs of $288,000 consisting primarily of severance and related benefits as a result of the closure of a research and development facility during this period. Although the Company has recorded restructuring and related charges in prior periods, the restructuring charge for the three months ended June 30, 2005 was discrete and unrelated to prior restructuring actions. Restructuring and related charges in prior periods included severance and related benefits in connection with headcount reductions and reorganizations when significant centers of operations were closed, charges in connection with consolidation and closure of excess facilities and excess facility costs related to relocation of the Company’s headquarters. As a result, the Company does not believe that the current restructuring charge reflects the Company’s core business operations.
The Company believes that the non-GAAP financial measures and each of the exclusions individually provide useful information to investors because it allows investors and analysts to evaluate the performance of the Company’s core operations after elimination of unusual or infrequent items and certain non-cash amortization charges. Because of this, when the Company provides guidance relating to future financial performance, it uses non-GAAP financial measures. This information gives the investor one more tool, in addition to GAAP results, with which to assess both historical performance and future prospects of the Company. Management uses these non-GAAP results to understand and manage operations for the same reason, because these costs distort the Company’s core operating results and operating margins and limit comparisons of the Company’s ongoing cost structure from period to period.
The Company’s management also believes that a non-GAAP measure excluding non-cash charges and discrete, one-time restructuring charges is meaningful to investors and analysts so that they can evaluate the performance of the Company’s ongoing business operations on the same basis as its competitor and peer companies, compare the performance of the Company’s

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

business with the performance of its competitor and peer companies in prior periods and compare the performance of the Company’s ongoing operations with the performance of its competitor and peer companies. The non-GAAP measures obtained by the adjustments described above also help investors evaluate the Company’s performance against earnings models and estimates prepared by investment analysts and widely available in consensus earnings estimates. The Company also notes that a review of the last earnings press releases of nine of the Company’s public competitor and peer companies revealed that all nine included non-GAAP financial measures as part of the company’s financial analysis, and almost all of them arrived at those non-GAAP measures by excluding amortization and restructuring charges similar to those discussed above. By providing non-GAAP measures, the Company facilitates investors’ ability to compare results of ongoing business operations and cost structures.
The Company will continue to evaluate its use of non-GAAP measures in all future press releases and future filings and will monitor the usefulness of any non-GAAP measures in relation to Question 8 of the Staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”. To the extent the Company includes such non-GAAP measures in future releases or filings the Company will provide more detailed disclosure of the rationale for the exclusion of these items from such measures.

COMMENT 10:	We note that you disclose several non-GAAP measures as a result of presenting a full statement of operations on a non-GAAP basis. Each line item, subtotal and total affected by your adjustments represents a separate measure for which you must provide specific and meaningful disclosures in order to comply with the guidance provided in Item 10(e)(1) of Regulation S-K and the related FAQ. Please explain to us how you concluded that your current disclosure is adequate for each individual non-GAAP measure presented.
RESPONSE:
The Company notes that Item 10(e) of Regulation S-K applies to non-GAAP financial matters that are included in a filing with the Securities and Exchange Commission (the “Commission”), while the Company included the non-GAAP financial measures in a press release that was furnished to, but not filed, with the Commission. However, in connection with its use of non-GAAP financial measures, the Company considered Item 10(e)(1) of Regulation S-K and the related SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and set forth disclosure which the Company believes is consistent with the requirements of Item 10(e)(1). We recognize that the Staff has said that the requirements of Item 10(e)(1) may apply to information that has furnished. As a result, in future filings, to the extent that non-GAAP measures are used, the Company will expand its presentation of non-GAAP measures to show each adjustment and provide a more detailed explanation of management’s use of such information and the substantive reasons why management believes that such information is useful to investors.

Mr. Brad Skinner
Securities and Exchange Commission
October 14, 2005

* * * * *
In connection with our response to the Staff’s comments, the Company acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 703-251-6433 or Doug McNitt at 703-460-6055 or Mark Wabschall at 703-251-7151 with any further questions or if you would like any additional information.

Very truly yours,
/s/ GARY FORD

Gary M. Ford Vice President, Legal

cc:	Stathis Kouninis, Staff Accountant
Marc Thomas, Senior Staff Accountant
David Mitchell, webMethods, Inc.
Douglas McNitt, Esq., webMethods, Inc.
Mark L. Wabschall, webMethods, Inc.
Lawrence T. Yanowitch, Esq., Morrison & Foerster LLP